Exhibit 23.3

                        CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
ZiLOG, Inc.:

We consent to the incorporation by reference our report dated March 29, 2002, with respect to the consolidated balance sheet of ZiLOG, Inc. and subsidiaries as of December 31, 2001, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended, and the related financial statement schedule which report appears in the December 31, 2001 Form 10-K of ZiLOG, Inc.

Our report dated March 29, 2002 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about the Company's ability to continue as a going concern. In addition, the Company filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court on February 28, 2002. Although the Company is currently operating their business as debtor-in-possession under the jurisdiction of the Bankruptcy Court, the continuation of their business as a going concern is contingent upon, among other things, the Company's ability to gain confirmation of their plan of reorganization by the Bankruptcy Court and ultimately to achieve profitable operations and positive cash flow. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of these uncertainties.


                                                         /s/ KPMG LLP

Mountain View, California
May 13, 2002